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                                                                [LOGO OF LINCOLN
                                                                FINANCIAL GROUP]
                                                                Lincoln Life


The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103-1106
Telephone: (860) 466 - 2374
Facsimile: (860) 466 - 1778

VIA EDGAR and Facsimile (202) 772-9285

March 29, 2006

Ellen J. Sazzman, Esquire
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Re: LLANY Separate Account R for Flexible Premium Variable Life Insurance ("Account" or "Registrant")
      Lincoln Life & Annuity Company of New York ("Lincoln" or "Depositor") File No. 333-125791; 811- 08651; CIK: 0001055225
      Request for Acceleration

To the Commission:

Pursuant to Rule 461 under the Securities Act of 1933, the undersigned Depositor and Principal Underwriter for the variable universal life insurance policies to be issued through the Account, filed on Form N-6, respectfully requests that the effective date of the Registration Statement be accelerated to March 30, 2006, or as soon thereafter as practicable.

Lincoln, as Depositor, on behalf of the Registrant, and Lincoln Financial Advisors Corporation, as Principal Underwriter, acknowledge the following: should the Securities and Exchange Commission (the "Commission") or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

Please contact Lawrence A. Samplatsky, Esquire at (860) 466-2374 with any questions or comments about this Request.

Lincoln Life & Annuity Company of New York
(Depositor)

/s/ Gary W. Parker
-----------------------------------
By: Gary W. Parker
Second Vice President and Director

Lincoln Financial Advisors Corporation
(Principal Underwriter)

/s/ Kenneth L. Wagner
-----------------------------------
By: Kenneth L. Wagner
Vice President and Chief Compliance Officer